

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2010

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Period Ended September 30, 2010**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. Based on previous discussions you had with other members of the commission staff, we understand that it is necessary for you to make certain manual adjustments in order to arrive at more accurate estimates of certain counterparty exposures than the raw outputs of your automated credit risk systems. It is our understanding that such manual adjustments are not made on a daily or real-time basis. To the extent that the absolute value of such manual adjustments is significant on a gross basis, these adjustments could be an indication of a limitation in your ability to obtain accurate quantification of credit exposures to certain counterparties within a quick time frame. Such limitations could negatively affect your ability to have sufficient information to appropriately manage your credit risk with these counterparties in a timely manner. Please consider revising the appropriate section of your future Exchange Act filings to address the following:
   a. Disclose your process for adjusting the outputs of your automated credit risk systems in order to properly estimate your counterparty credit exposure at period end.

      b. Identify how you determine which outputs must be manually adjusted.

      c. Quantify the absolute value of such manual adjustments on a gross basis as of the balance sheet dates presented.

      d. Discuss how the adjusted and unadjusted outputs of your automated credit risk systems are used in managing your credit risk and your exposure to counterparties.

      e. Discuss the extent to which you make similar adjustments on a daily basis.

      f. To the extent you do not make similar adjustments on a daily basis, disclose why not and discuss limitations on your ability to properly manage your credit exposure to certain counterparties on a timely basis.

      g. Discuss any steps you take to mitigate the lack of accurate outputs from your credit risk systems.

      h. It is our understanding that you believe these adjustments are appropriately made at period end such that the estimates used in your interim and annual financial statement reports are properly presented. If true, please confirm that understanding in your response as well as your related disclosure.

Form 10-Q for the period ended September 30, 2010

U.S. Consumer Mortgage Lending, page 52

2. We note your disclosure that "the growing amount of foreclosures in process" could inflate the amount of 180+ day delinquencies, could result in an increase in non-accrual loans, and/or could have a dampening effect on net interest margin as non-accrual assets build on the balance sheet. Please tell us and revise your future filings to also disclose the potential effects of foreclosure delays on servicing advances, including the collectability of such advances and the value of MSRs, as well as the potential effects on the timing of sales of loans, other real estate owned and mortgage backed securities and any related effects on the valuation and impairment of these assets.

Representations and Warranties, page 69

3. We note your response to comment 5 from our letter dated November 4, 2010, as well as your disclosure on page 71 that you are not able to estimate a range of reasonably possible loss as defined by ASC 450 related to indemnifications for breaches of representations and warranties, and we remain unclear why you believe you are in full compliance with the above referenced guidance. Given the large realized loss and provision for repurchase losses recorded in the third quarter of 2010 and in previous periods, it is apparent that these indemnifications matters are significant and that there could be exposure to loss in excess of amounts accrued. Thus, we continue to believe a more transparent discussion of the reasonably possible loss or range of possible loss is required so that an investor may understand your liability exposure. We believe that where a range of reasonably possible loss is estimable, and the top of the range is in excess of the amount accrued, which appears to be the case given the addition of significant probable incurred losses each period relating to loans sold in historical periods, the range should be disclosed pursuant to ASC 450-20-50-3. Please tell us and

revise your disclosure in future filings to provide the range of reasonably possibly losses for all counterparties for which this disclosure is possible. These disclosures should be updated quarterly as additional information is obtained.

4. We note your disclosure on page 70 that a significant assumption into the repurchase reserve is the "claims appeal success rate," which is your expected success at rescinding an investor claim by satisfying the investor demand for more information, disputing the claim validity, etc. Please tell us in more detail how the appeals process with the investor typically works, and how it may vary by type of investor. For example, tell us the types of information you would typically provide in rejecting the original request for repurchase, how long the investor has to review and appeal your original rejection, and the typical results in any appeal of your original rejection. Please tell us whether any changes in the original rejection conclusion are built into your "claims appeal success rate". Please also tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted after any appeals process by the investor is complete.

Item 1. Legal Proceedings, page 204

5. We note your response to prior comment 7 from our letter dated November 4, 2010. As discussed with you in a conference call held on December 20, 2010, we continue to believe that your disclosure does not fully comply with the criteria and guidance in ASC 450. Again, we refer specifically to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. It is apparent that the litigation matters you have disclosed are significant to investors and that the stages of litigation vary among cases. Therefore, as previously requested, please revise your disclosure in future filings to provide a more transparent discussion of the reasonably possible loss or range of possible losses for the cases where such estimation is possible. As we noted in our conversation on December 20, 2010, it would seem unlikely that none of your open litigation cases would be at a stage where such estimation would not be possible. These disclosures should be updated quarterly as additional information is obtained, new cases are filed, and existing cases progress towards resolution.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief